**MOL Plc.**

3rd October, 2007

**Office of International Corporate Finance**
**Division of Corporation Finance**
**Securities and Exchange Commission**
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07027155

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

Nyrt.
MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

PROCESSED
OCT 17 2007
THOMSON
FINANCIAL

dw10/16

**MOL Hungarian Oil and Gas Plc.**
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

▶ **MOL Plc.**

# INVESTOR NEWS

3rd October, 2007

**MOL signs a EUR 2.1 billion revolving credit facility agreement**

On Tuesday 2nd October, 2007 MOL Hungarian Oil and Gas Plc. signed a new EUR 2.1 billion multi-currency revolving facility agreement with the Mandated Lead Arrangers and Senior Lead Arranger banks. As a result of the current level of commitments the amount of the Facility has been increased by EUR 100 million to EUR 2.1 billion. The list of the participating banks is to be finalized at the end of the general syndication which is planned for second half of October. This facility is already the ever largest Euroloan transaction for MOL which clearly shows the success of the company's financial strength and excellent operational outlook, as well as the high level of support of MOL's relationship banks.

The EUR 2.1 billion commercial bank facility has a maturity of 3 years with bullet repayment and carries an interest rate of EURIBOR plus 27.5 basis points out of the box, subject to a margin grid based on the ratio of Net Debt to EBITDA. The proceeds of the facility will be used for general corporate purposes (including acquisitions).

| | |
|---|---|
| Bookrunners: | The Royal Bank of Scotland Plc.<br>Citibank, N.A.<br>BNP Paribas<br>ING Bank N.V. |
| Mandated Lead Arrangers: | Bank Austria Creditanstalt AG<br>BNP Paribas<br>The Bank of Tokyo-Mitsubishi UFJ, Ltd.<br>Citibank, N.A.<br>ING Bank N.V.<br>The Royal Bank of Scotland Plc. |
| Senior Lead Arranger: | Societe Generale<br>KBC Bank NV Dublin Branch |

**For further information, please contact**:

| | |
|---|---|
| Investor Relations | + 36 1 464 1395 |
| facsimile: | + 36 1 464 1335 |
| MOL Communication | + 36 70 373 1755 |
| Brunswick Group LLP | + 44 20 7404 5959 |
| Brunswick for Germany and Austria | + 49 172 691 05 26 |

END